Cognitive Capital, LLC

Statement of Financial Condition
December 31, 2017

Filed as PUBLIC Information pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cognitive Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 1620
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Muehlfelt (312)431-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur S. Margulis, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cognitive Capital, LLC , as of December 31 , 2017 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

OFFICIAL SEAL
HELEN T. DE FRANK
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 08/25/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members
of Cognitive Capital, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Cognitive Capital, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 23, 2018

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Cognitive Capital, LLC

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	301,401
Due from clearing brokers		10,740,673
Equities owned, at fair value		127,949,022
Dividends receivable		119,788
Furniture and equipment, net		1,114,422
Other assets		397,823
Total Assets	$	140,623,129
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Due to clearing brokers	$	6,639,350
Equities sold, not yet purchased, at fair value		91,098,662
Dividends payable		75,001
Accounts payable and accrued expenses		1,630,569
Total Liabilities		99,443,582
Members' Equity		41,179,547
Total liabilities and members' equity	$	140,623,129

See accompanying notes.

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2017

---

(1) NATURE OF BUSINESS

Cognitive Capital, LLC (the "Company") engages in trading strategies primarily involving equities and equity derivative instruments on a proprietary basis. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

The Company is not exempt from Rule 15c3-3, but it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles "GAAP" set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification "ASC"*, in the preparation of their financial statements.

Equities owned and equities sold, not yet purchased, are carried at fair value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Futures and swap transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures and swap contracts are reflected in income.

Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using accelerated methods. At December 31, 2017, accumulated depreciation was $4,255,395.

While the Company's functional currency is the U.S. dollar, it also transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Revenue and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the members.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has reviewed the Company's tax positions for all tax years open to examination which include the current and prior three years and concluded that a provision for income taxes is not required.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain income tax positions as of December 31, 2017. Current and prior three years remain open to examination by the U.S. Federal tax jurisdictions to which the Company is subject.

Financial instruments recorded at fair value on the Company's statement of financial condition include equities owned and equities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include due from and due to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturity, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

In February 2016, the FASB issued new guidance for the accounting for leases, which requires a lessee to recognize on the balance sheet the assets and liabilities for the rights and obligations created by leases with a lease term of more than twelve months. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from a lease. The new guidance will be effective for annual periods beginning after December 15, 2018, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its financial statements.

(3)   COMMITMENTS

The Company leases office space under an operating lease that expires on December 31, 2024. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2017, the minimum annual rental commitments under the lease, inclusive of certain stated expenses, are as follows:

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2017

(3)   COMMITMENTS (continued)

Year Ending December 31		Amount
2018	$	375,700
2019		385,093
2020		394,720
2021		404,588
2022		414,702
2023		425,070
2024		435,697
	$	2,835,570

The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $50,000. A portion of the Company's cash balance collateralizes this letter of credit.

(4)   DERIVATIVE INSTRUMENTS AND OFF-BALANCE SHEET RISK

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments (futures and swaps) for trading purposes. The Company does not enter into derivatives for hedging purposes.

The following table indicates the fair values of futures contracts as gross assets and liabilities as of December 31, 2017.

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value		Liabilities at Fair Value		Net	
Interest Rate	Futures contracts	$	5,437	$	(7,288)	$	(1,851)
Equity	Futures contracts		113,155		(77,681)		35,474
		$	118,592	$	(84,969)	$	33,623

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date.

(4)   *DERIVATIVE INSTRUMENTS AND OFF-BALANCE SHEET RISK (continued)*

The Company may incur a loss if the fair value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

The Company enters into various equity swaps, also known as contracts for differences ("CFDs"). An equity swap or CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

During the term of the swap contract, changes in value are recognized as unrealized gains or losses by marking the contracts at fair value. Additionally, the Company records a realized gain or loss when a swap contract is terminated and when periodic payments (excluding collateral payments) are received or made at the end of each monthly reset period. Accruals related to periodic payments are reflected within unrealized gains or losses. As of December 31, 2017, there is no fair value recorded in the statement of financial condition related to equity swaps as all swaps had a reset date on December 31, 2017.

The Company is party to equity swap agreements with an international financial institution whereby firm funds are put on deposit to collateralize positions which possess the economic characteristics of foreign equity securities and/or equity indices. At December 31, 2017, the Company has funds on deposit with Bank of America-Merrill Lynch totaling $2,438,042.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated. The Company's equity swap business involves credit risk, which represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery from and to counterparties.

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2017

(4)   DERIVATIVE INSTRUMENTS AND OFF-BALANCE SHEET RISK (continued)

Offsetting of Financial Assets and Derivative Assets
As of December 31, 2017

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented in the Statement of Financial Position	Gross Amounts Not Offset in the Statement of Financial Position		Net Amount
				Financial Instruments	Cash Collateral Received	
Assets						
Derivatives						
Futures						
Contracts	$ 118,567	$ (84,968)	$ 33,599	$ 24	$ -	$ 33,623
Liabilities						
Derivatives						
Futures						
Contracts	$ 84,968	$ (84,968)	$ -	$ -	$ -	$ -

(5)   DUE FROM/TO CLEARING BROKERS

The Company clears its proprietary transactions through several broker-dealer/futures commission merchants. In general, all amounts and positions on deposits with the clearing broker serve as collateral for the Company's trading activity.   Amounts due from/to brokers in the statement of financial condition include net amounts payable and receivable for securities transactions that have not settled, and unrealized appreciation or depreciation from certain derivative financial instruments and foreign currency translation. Amounts due from and to the same broker have been offset where the right of offset exists. The Company's clearing brokers do not provide margin financing facilities.

The following table presents the Company's due from/to clearing brokers as of December 31, 2017:

(5) DUE FROM/TO CLEARING BROKERS (continued)

	Due From	Due To
Cash	$ 10,707,050	$ 19,922,369
Unsettled transactions	-	(26,561,719)
Futures open trade equity	33,623	-
Total	$ 10,740,673	$ (6,639,350)

(6) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company recognizes no transfers were made between levels during the year.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820.

At December 31, 2017, equity of $127,949,022, equities sold, not yet purchased of $91,098,662, and futures open trade equity of $33,623 are listed and actively traded and, accordingly, are classified as Level 1. Equities are stated at the last reported sales price on the day of valuation. The fair value of the

(6) FAIR VALUE MEASUREMENTS (continued)

futures contracts are based upon exchange settlement prices. Equity swaps are valued based on the difference between the contractual reset price and the last reported sales price of the underlying security and are classified as Level 2. As of December 31, 2017, there is no fair value recorded for equity swaps.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

(7) CONCENTRATIONS OF CREDIT RISK

At December 31, 2017, a credit concentration with one of its clearing brokers consisted of approximately $30 million representing the net liquidating value of the Company's trading account with such broker. The Company monitors the credit worthiness of its clearing brokers to mitigate the Company's exposure to credit risk.

The Company maintains its cash at a financial institution located in Chicago. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits. The Company has not incurred any losses on these accounts in the past and does not expect any such loss in the future.

(8) INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against potential losses in connection with them providing services to the Company. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

(9) REGULATORY MATTERS

As a registered broker/dealer with the Securities and Exchange Commission "SEC", the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $7,627,101 which exceeded requirements by $7,075,773 and the ratio of aggregate indebtedness to net capital was 1.08:1.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2017

(10)   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued.

Subsequent to year end, members made capital withdrawals of $392,829.